SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )*

                               Anza Capital, Inc.
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   26874T 10 4
                          -----------------------------
                                 (CUSIP Number)

                                February 28, 2003
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]        Rule 13d-1(b)

       [X]        Rule 13d-1(c)

       [ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
CUSIP NO. 26874T 10 4                                             Page 2 of 6

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Keyway Investments Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [ ]
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Isle of Man
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NUMBER OF      5    SOLE VOTING POWER

SHARES              18,210,694
               --------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            None
               --------------------------------------------------------------
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           18,210,694
               --------------------------------------------------------------
PERSON         8    SHARED DISPOSITIVE POWER

WITH                None
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,210,694(1)(2)
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   [X]

____________________

1 Keyway Investments Ltd. ("Keyway") entered into a Stock Exchange Agreement, dated as of February 28, 2003 (the "Stock Exchange Agreement"), with Anza Capital, Inc. (the "Issuer"), pursuant to which, among other things, Keyway exchanged all of its shares of Series C Convertible Preferred Stock for (i) 8,181,491 shares of Common Stock of the Issuer ("Common Stock"), (ii) 2003 shares of newly created Series D Convertible Preferred Stock ("Series D Preferred Stock"), each of which is convertible commencing twelve months after issuance into 126.81 shares of Common Stock and (iii) warrants to acquire 183,168 shares of Common Stock, exercisable for a period of five years, with one-third of such shares of Common Stock to have exercise prices of each of $0.50 per share, $0.75 per share, and $0.95 per share, respectively (collectively, the "Warrants"). The Series D Preferred Stock and Warrants are subject to conversion caps that preclude the holder thereof from utilizing its exercise rights to acquire in excess of 9.99% of the Common Stock, giving effect to such exercise (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934).

2 Keyway is the beneficial owner of 8,472,431 shares of Common Stock held by EURAM Cap Strat. "A" Fund Limited, a Cayman Islands exempted company ("EURAM"), which shares are reported herein. EURAM entered into a Stock Exchange Agreement, dated as of February 28, 2003 (the "EURAM Stock Exchange Agreement"), with the Issuer, pursuant to which, among other things, EURAM exchanged all of its shares of Series C Convertible Preferred Stock for (i) 8,273,395 shares of Common Stock, (ii) 2025.5 shares of newly created Series D Convertible Preferred Stock ("EURAM Series D Preferred Stock"), each of which is convertible commencing twelve months after issuance into 126.81 shares of Common Stock and (iii) warrants to acquire 185,226 shares of Common Stock, exercisable for a period of five years, with one-third of such shares of Common Stock to have exercise prices of each of $0.50 per share, $0.75 per share, and $0.95 per share, respectively (collectively, the "EURAM Warrants"). The EURAM Series D Preferred Stock and EURAM Warrants are subject to conversion caps that preclude the holder thereof from utilizing its exercise rights to acquire in excess of 9.99% of the Common Stock, giving effect to such exercise (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934).

                                  SCHEDULE 13G
CUSIP NO. 26874T 10 4                                             Page 3 of 6

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     18.85%
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12   TYPE OF REPORTING PERSON

     CO
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

                                  SCHEDULE 13G
CUSIP NO. 26874T 10 4                                             Page 4 of 6

Item 1(a).     Name of Issuer:

               Anza Capital, Inc., a Nevada corporation (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               3200 Bristol Street, Suite 700
               Costa Mesa, CA 92626

Items 2(a),
(b) and (c).   Name of Persons Filing, Address of Principal Business Office and
               Citizenship:

               This Schedule 13G is being filed on behalf of Keyway Investments Ltd., an Isle of Man limited company ("Keyway").

               The principal business office of Keyway is 19 Mount Havelock, Douglas, Isle of Man, IM1 2QG.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $0.001 per share, of the Issuer (the "Common Stock")

Item 2(e).     CUSIP Number:

               26874T 10 4

Item 3.        Not applicable.

Item 4.        Ownership.

               (a)  Amount beneficially owned:

                    18,210,694 shares of Common Stock

               (b)  Percent of class:

                    Based on 96,597,900 shares of Common Stock of the Issuer outstanding as of March 11, 2003, Keyway holds approximately 18.85% of the issued and outstanding Common Stock of the Issuer.

               (c)  Number of shares to which such person has:

                    (i)   Sole power to vote or direct the vote: 18,210,694

                    (ii)  Shared power to vote or direct the vote: None

                    (iii) Sole power to dispose or to direct the disposition of:
                          18,210,694

                    (iv) Shared power to dispose of or direct the disposition of: None

                                  SCHEDULE 13G
CUSIP NO. 26874T 10 4                                             Page 5 of 6

Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of a Group.

               Not Applicable.

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G
CUSIP NO. 26874T 10 4                                            Page 6 of 6


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 18, 2003



                                KEYWAY INVESTMENTS LTD.


                                By:/s/ Paul Moore
                                   ------------------------------
                                   Paul Moore, Director